Sentio Healthcare Properties	FOR IMMEDIATE RELEASE

189 S. Orange Avenue, Suite 1700

Orlando, FL 32801

www.sentiohealthcareproperties.com

(407) 999-7679

Sentio Healthcare Properties Announces Tender Offer Results

(ORLANDO, FL) June 13, 2014 – Sentio Healthcare Properties, Inc. (“Sentio” or the “Company”), a real estate investment trust focused on healthcare-related real estate, today announced today the results of its tender offer to purchase up to $35 million in value of its common stock (the “Offer”) which expired at 5 p.m. Eastern Time on June 12, 2014.

The Company has accepted 1,211,875 shares of its common stock at a purchase price of $9.00 per share, for an aggregate cost of approximately $10.9 million, excluding fees and expenses related to the Offer paid by the Company. The tendering stockholders will also receive distributions in respect of their shares during the time they were stockholders. Tendering stockholders are not entitled to distributions for any period after the expiration date of the Offer.

Based on the final count by Computershare Inc., the paying agent and depositary for the Offer, a total of 1,211,875 shares of the Company’s common stock were properly tendered and not properly withdrawn at a final purchase price of $9.00 per share. Computershare Inc. will promptly issue payment for shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Offer.

The 1,211,875 shares accepted for purchase in the Offer represent approximately 9.6% of the Company’s issued and outstanding shares of common stock prior to the Offer. As a result of the settlement of the Offer, the Company has approximately, 11,352,769 shares outstanding.

John Mark Ramsey, President and CEO of Sentio commented, “We believe that this tender offer provided liquidity that was not otherwise available to our shareholders, while preserving value for stockholders that maintained their position in the Company.”

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The full details of the Offer, including complete instructions on how to tender shares, are included in the Offer to Purchase, the Letter of Transmittal and other related materials, which the Company has filed with the Securities and Exchange Commission (the “SEC”). Stockholders may obtain free copies of the Offer to Purchase, the Letter of Transmittal and other related materials that we have filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, stockholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at www.sentiohealthcareproperties.com or by directing a request to Georgeson, Inc., 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310, or by phone at (866) 785-7395 (toll free).

About Sentio Healthcare Properties, Inc.
Sentio Healthcare Properties, Inc. is a public, non-listed, real estate investment trust which invests exclusively in healthcare-related real estate, and is committed to delivering strong and reliable returns to investors. The Company features a diversified portfolio of senior housing and medical properties throughout the United States. Their portfolio offers diversity in many areas including asset type, geographic location, operators and payor mix. The Company is led by a team of healthcare real estate industry veterans at Sentio Investments, LLC, the Company’s advisor. Their core objective is to tailor a capital structure that complements the operating platform of developers and owner/operators, recognizing that each is unique in its approach and service to the healthcare industry. (www.sentiohealthcareproperties.com)

This press release may contain forward-looking statements. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers of this press release should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made in this release. Factors that could cause or contribute to such differences include, but are not limited to, changes in general economic and business conditions, industry trends, changes in government rules and regulations (including changes in tax laws), and increases in interest rates. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Media Contact:

Martha R. Burn, 407-999-7679

mburn@sentioinvestments.com

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